Exhibit 99.1

NEWS RELEASE            Stock Symbols:   PGF - TSX
                      PGH - NYSE

PENGROWTH ANNOUNCES THE SALE OF A 4.0% GROSS OVERRIDING ROYALTY INTEREST ON ITS LINDBERGH THERMAL ASSETS FOR $250 MILLION

(Calgary, December 14, 2016) – Pengrowth Energy Corporation is pleased to announce that it has entered into a definitive agreement for the sale of a non-convertible gross overriding royalty interest on its Lindbergh thermal property for $250 million cash consideration.
Under the terms of the agreement, Pengrowth is selling a 4.0% royalty on all of its Lindbergh thermal properties, including existing production from the first commercial phase as well as production from future development phases, including its Muriel Lake lease. As part of the agreement, the purchaser of the royalty retains the option to receive the royalty either in cash or as production in kind.   Included with the sale is a working interest in certain of Pengrowth's proprietary seismic data.

Lindbergh remains a top tier thermal project demonstrating strong production and a low steam oil ratio. Production from Lindbergh averaged 15,190 barrels per day (bbl per day) during the third quarter and the project remains on track to achieve 2016 average annual production of approximately 15,600 bbl per day for the year. The royalty is not expected to materially impact the economics of the project, which is still expected to generate a top quartile netback among thermal projects.
Transaction Summary
Purchase Price	$250 million
Implied Current Royalty Interest Production (Net to Purchaser)	608 bbl/d(1)
Implied Current Royalty Interest Production (Net to Purchaser)	624 bbl/d(2)
(1) Based on third quarter 2016 average daily production of 15,190 bbl per day
(2) Based on full year 2016 average daily production of 15,600 bbl per day
Derek Evans, President and CEO, commented, "We believe this transaction captures significant value for Pengrowth shareholders while also strengthening our balance sheet and granting us the flexibility to invest in organic projects with strong returns. The consideration received reflects the exceptional performance and significant embedded value from our Lindbergh thermal project, while preserving strong future growth potential. We believe the sale of the royalty interest will not have a material impact on the overall economics of the project, but offers us an immediate cash injection at a very attractive multiple. Lindbergh has delivered some of the best operating metrics in the industry and continues to be a core component of Pengrowth's value and long-term growth strategy."

TD Securities Inc. acted as Pengrowth's exclusive financial advisor on the sale. The effective date of the transaction is January 1, 2017 and closing is expected to occur on or about January 6, 2017.
About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: anticipated proceeds of $250 million of cash from the sale of a royalty interest at Lindbergh; anticipated average annual production for Lindbergh; improved financial flexibility resulting from the sale; acquisition metrics and Lindbergh representing a significant component of Pengrowth's long-term growth strategy. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.